Filed Pursuant to Rule 433
Registration No: 333-134553

Lehman Brothers Holdings Inc.

1M LIBOR Floating Rate Notes due September 26, 2008

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	A1 (Moody’s)/A+ (S&P)/AA- (Fitch)
Principal Amount:	$175,000,000.00
Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Issue Price:	100% of principal amount
Trade Date:	August 28, 2007
Settlement Date:	August 30, 2007 (T+2)
Maturity Date:	September 26, 2008
Coupon:	1-month LIBOR (Reuters Screen LIBOR01 Page) plus 0.11%
Interest Payment Dates:

Monthly on the 22rd day of each month, commencing on September 24, 2007 (since September 22, 2007 is not a business day) (short first interest period), provided that no interest payment will be made on September 22, 2008 and the final interest payment shall take place on the Maturity Date

Interest Determination Dates:	Two London business days prior to the first day of the relevant interest period
Day Count:	Actual/360
Business Day Convention:	Modified Following, Adjusted
Denominations:	$1,000
CUSIP:	52517P5H0
Underwriter:	Lehman Brothers Inc.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.